May 4, 2006


Via U.S. Mail

Thomas L. Korner
President
Everflow Eastern Partners, L.P.
585 West Main Street
Canfield, OH  44406

	Re:	Everflow Eastern Partners, L.P.
		Schedule TO-I filed April 28, 2006
		SEC File No. 5-42364

Dear Mr. Korner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1) - Offer to Exchange
1. We note your indication in the Introduction and on page 9 that your future net cash flows were determined "based upon a review and analysis of the Company`s Proved Developed Reserves by Wright & Company, Inc." Clarify how this report was utilized in determining the Purchase Price considering the discounted cash flow as determined by Wright and reported in Exhibit (a)(5) appears to differ from the amounts you provide on page 10 in support of your discussion of how the Purchase Price was determined.
2.
On page 6 you indicate that each unitholder will receive the Purchase
Price and will not receive any cash distributions on any tendered units, including any cash distributions to be paid after the April 3,
2006 distribution. Is the reason why holders of units will not receive any cash distributions because you do not anticipate making any? Otherwise, it would seem to be inappropriate to indicate that the holders of Units will not be entitled to such distributions. Please revise to clarify.

	Section 11.  Certain Federal Income Tax Consequences, page 21
3. You refer to this discussion as a summary of "certain of the material federal income tax consequences of a Unitholder`s acceptance of this Offer." Considering this discussion should be a discussion of the material tax consequences of the Offer, and not just
"certain"
of them, please revise the discussion and the header to refer to the material tax consequences of the Offer.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (216) 241-0816:

Michael D. Phillips, Esq.
Calfee, Halter & Griswold LLP
Everflow Eastern Partners, L.P.
May 4, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE